November 26, 2007

Ms. Chris Harley, Staff Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C 20549

RE: University Bancorp, Inc.

File No. 000-16023

Dear Ms. Harley:

Pursuant to questions and comments raised in your October 2, 2007 and August 21, 2007 letters, following this cover letter are responses to your issues related to the Company’s 10-KSB and 10-QSB’s.

Please let me know if these responses fully address your issues. Also, itemize the revisions that you would like for the Company to make in its past filings.

Sincerely,

/s/Nicholas K. Fortson

Nicholas K. Fortson

Chief Financial Officer

University Bancorp, Inc.

Appendix A

Appendix B

Appendix A

SEC Reference: Item number 1.

10-KSB for the year ended December 31, 2006

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies Page 44

Company Response:

The following is a revision of Note 1. The revision discusses in more detail the Sharia’a compliant products offered by the Company:

UIFC is engaged in Islamic Banking and was formed on December 30, 2005. Its current products, which comply with Islamic (Sharia’a) law, are FDIC-insured deposits and home financings (as agent for the Bank), mutual funds (as agent for a third-party fund distribution company) and home financings (as principal for its own account). The Sharia’a compliant products are offered to service the large number of Muslim customers in general area of the Company.

There are two distinct home financing products offered, the ijara and the murabaha.

Under the ijara method a single-asset trust is established by or on behalf of the originator (Bank/UIFC), as settlor, naming a special purpose entity as the trustee. The trust then enters into a combination lease/contract-for-deed agreement with the lessee/purchaser. The terms of the lease and contract-for-deed agreements, in combination, result in a payment stream and cost of the real property that are functionally equivalent to secured real estate lending for both the lessee/purchaser and the Company. The redeemable lease arrangement is treated as financing rather than leasing under Generally Accepted Accounting Principles since the lease transfers substantially all of the benefits and risks incident to the ownership of property to the lessee. Accordingly, the Company’s consolidated accounting for this product is essentially the same as a conventional mortgage product.

The second form of home financing is the murabaha. This form of financing is similar to an installment sale contract. As agent for the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the bank buys a home selected by a customer and then resells it to the customer, at a selling price higher than the purchase price. The customer pays Freddie Mac for the home that was purchased on an installment basis, as per an agreed repayment schedule. In accordance with Generally Accepted Accounting Principles, the installment contracts are recorded at the lower of cost or market on the Company’s balance sheet for the short period of time that they are held before settlement with Freddie Mac. The installment contracts are sold with servicing retained. Thus, the value of the installment contract and value of the servicing is determined to calculate any gain of loss on the sale of the underlying installment contract.

On the liability side of the balance sheet, the Bank offers FDIC–insured deposits that are compliant with Sharia’a. These deposits are specifically invested in Sharia’a compliment investments such as, but not limited to, the ijara. Sharia’a compliant savings, money markets and certificates of deposit pay out earnings that are derived specifically from the revenues from the Sharia’a compliant investments net of certain expenses. In compliance with the FDIC definition of a deposit, balances in these accounts like all deposit accounts are FDIC insured up to $100,000. The sharing of earnings paid out to the depositors holding these accounts can fluctuate with the net earnings of the ijara portfolio and or other Sharia’a compliant investments. The earnings paid to the depositors are accounted for as an expense. This expense is analogous to interest expense paid on deposits in conventional finance.

SEC Reference: Item number 2.

10-KSB for the year ended December 31, 2006

Notes to Consolidated Financial Statements

Note 4. Accounts Receivable, page 50

Company Response:

The following is a revision of Note 2. The revision itemizes the balance in accounts receivable:

		2006	2005
Stock subscription receivable from sale of stock in University Islamic Financial Corporation	$		$1,500,000
Lease termination receivable			800,000
Receivable from the sale of asset			200,000
Other		253,866	85,524
Total		$253,866	$2,585,524

SEC Reference: Item number 3.

Item 8A Controls and Procedures

Company Response:

The following is a revision of Item 8A.and 8B for Form 10-KSB:

The nature and reasons for the material weaknesses identified in your disclosure?

After the first draft of the Form 10KSB for 2006 and the March 31, 2007 Form 10QSB, management and the auditors discovered adjustments to the financial statements. The adjustments were discovered in the audit and review of the financial statements of the various subsidiaries of the company. The failure to initially book certain transactions for the initial draft of the financial statements resulted from various staff changes occurring at critical points in the in the reporting cycle. The new staff failed to book certain transactions, which included certain accruals, reclassifications.

The Form 10KSB was amended after the original filing due to typographical errors in the original filings. These typographical errors resulted from an SEC edgarization process that resulted in significant manual adjustments to get the SEC compliant document to appear like the original Word Document.

By whom and when the material weaknesses was identified?

The majority of the adjustments were discovered by management prior to the issuance of the SEC reporting.

How the material weaknesses affect the financial statements and disclosure controls and procedures?

Collectively, the adjustments were required to fairly present the financial statements. Management changed the disclosure controls and procedures to ensure that consolidated financial statements reflect accruals from all subsidiaries and all standard reclassifications are made.

The specific steps that the company has taken to remediate the material weakness in the short and long term.

The specific steps to remediate the material weaknesses are that a thorough review of the financial statements will be done prior to submission to the auditors. The review will be done by multiple parties. Some experienced staff members were hired to assist in the monitoring of disclosure controls and procedures. Improvement was definitely seen in the second quarter of 2007.

The Company also implemented a new edgarization process that eliminates substantial manual intervention to conform the Form 10KSB Word document into an SEC compliant document. This process significantly reduces the time to edgarize a document and provides more time to review it.

Who is responsible for creating and implementing the procedures to correct material weaknesses?

The Bank cashier and Chief executive officer will ensure that the corrections are made on a timely basis.

Does the Company believe that the material weakness still exists at December 31, 2007, March 31, 2007 and June 30, 2007?

At June 30, 2007, the material weaknesses were cut down to one reclassification and timely filing of the SEC document. The edgarization process was greatly improved and did not require any substantial manually intervention to prepare the Form 10QSB into an SEC compliant document.

How you determined disclosure controls and procedures were effective despite the material weaknesses?

In review of the of the process for information management, except for the items disclosed in the Item 8A, management concluded that the disclosure controls and procedures provide an information flow that surfaces material information so that it can be evaluated and disclosed in a timely manner. The Company uses a Bank Control Program to review various areas within the organization.

SEC Reference: Item number 4.

Section 302 Certifications

Company Response:

Below is the wording of the 302 certification:

Exhibit 31.1

Section 302 CERTIFICATION

I, [identify the certifying individual], certify that:

1.	I have reviewed this (annual report on Form10-KSB) OR (quarterly report on Form 10-QSB of University Bancorp, Inc;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: ...............

_______________________

[Signature]

[Title]

SEC Reference: Item number 5.

10-QSB for the Quarterly Period Ended June 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Allowance For Loan Losses

Company Response:

The following is a revision of management’s discussion on the allowance for loan losses included in the Form 1-0QSB for June 30, 2007:

The Bank had approximately $18 million of Islamic financings on its books at June 30, 2007. The allowance for loan losses for Islamic financing is determined under the same procedures and standards as for regular residential real estate loans.   The portion of the allowance for loan losses allocated to Islamic loans is $43,900.

On the liability side of the balance sheet, the Bank offers FDIC–insured deposits that are compliant with Islamic Law. These deposits, by agreement, are specifically invested in the Islamic financings. The Islamic savings, money markets and certificates of deposit pay out earnings that are derived specifically from the revenues from the Islamic financings net of certain expenses. In essence, a portion of the net earnings from the Islamic financings are allocated to the depositors and to the Company in accordance with the agreement. Thus the depositor’s earnings can fluctuate with the fluctuation of the net revenues from the Islamic financing.   If the underlying portfolio of assets is not profitable, the Bank may elect reduce the overall profit sharing with the depositors or not distribute any profit sharing at all. While the loss sharing characteristics related to the Islamic deposits would tend to lower the required amount of allowance for Islamic financings, management has opted to retain the same level of required reserves for Islamic financings as for comparable mortgage loans.

SEC Reference: Item number 6.

10-QSB for the Quarterly Period Ended March 31, 2007

Notes to Consolidated Financial Statements

Note 4. Segment Reporting

Company Response:

The factors used to identify the reportable segments, including the basis for organization.

The reportable segments are activities that far under the Corporate Offices (i.e. holding company, Banking activity and activities, and activities that fall under the Bank mortgage servicing subsidiary, Midwest Loan Services, Inc. Including in the banking activity are conventional banking and Islamic banking, and a small insurance agency.

A description of the differences from the last annual report in the basis of segmentation.

In the quarterly report, the title Community and Islamic Banking replaced Community Banking. Since the Islamic Banking activity has increased, management felt that the additional description was appropriate. The annual report filed on Form10-KSB will be re-filed to report the three segments.

Total assets for each reportable segment as of December 31, 2006 (in thousands):

Community and Islamic Banking	$83,358
Midwest Loan Services	3,905
Corporate Office	9
Total	$87,272